SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

Results of the Annual General Meeting of Shareholders
of Kookmin Bank for Fiscal Year 2009
On March 25, 2010, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., held its annual general meeting of shareholders for fiscal year 2009, and all four agenda items listed below were approved and ratified as originally proposed.

Agendum 1.	Approval of financial statements of Kookmin Bank (statements of financial condition, statements of income and statements of appropriation of retained earnings) for fiscal year 2009
Agendum 2.	Amendment of the Articles of Incorporation of Kookmin Bank
Agendum 3.	Approval of the aggregate remuneration limit for directors of Kookmin Bank
Agendum 4.	Appointment of director(s) of Kookmin Bank
Details of Approved Agenda Items
     ■ Key items of the approved non-consolidated financial statements for fiscal year 2009

(In millions of Won,
except per share amounts)
Total assets	256,519,760
Total liabilities	237,177,202
Capital stock	2,481,896
Total shareholders’ equity	19,342,558
Total operating revenue	28,734,838
Operating income	703,027
Net income	635,803
Net income per share (In currency units)	1,289
     ■ Declaration of Dividends
          A cash dividend of KRW 192 per common share was declared (total dividend amount: KRW 95,304,790,272).

■ Appointment of two new non-executive directors
     Details regarding the board of directors of Kookmin Bank following the appointment of two new non-executive directors:
•	Number of directors: 8

•	Number of non-executive directors: 5
Details regarding newly appointed non-executive directors

Name
(Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Dong Kee Rhee (New Appointment) (04/23/1957)	Associate Dean for Academic Affairs, College of Business Administration, and Associate Dean, Graduate School of Business, Seoul National University	• Chairperson, Korea Chapter, Academy of International Business (Current) • President, Korea Academy of International Business • Visiting Professor, Duke University	• Ph.D. in International Business, Stern School of Business, New York University	Republic of Korea	2 years

Yo Chan Park (New Appointment) (11/07/1961)	Lawyer, Law Office Jeong-Sang	• Advisory member, National Assembly Budget Office (Current)
• Judge, Tax Tribunal under the Prime Minister (Current)
• Commissioner, Truth and Reconciliation Commission, Republic of Korea
		• Lecturer, Graduate School of Policy Studies, Korea University	• Ph.D. in Tax Law, Graduate School of Science in Taxation, University of Seoul	Republic of Korea	2 years

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)
Date: March 25, 2010	By: /s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Deputy President & CFO